Contact

www.linkedin.com/in/christopher-
frederick-31021888 (LinkedIn)

Top Skills

Investments
Private Equity
Corporate Finance

Christopher Frederick

Founder and Director - Spearhead Sprits Inc
Islington, England, United Kingdom

Summary

Experienced consultant with a demonstrated history of working in
derivative clearing, business development and regulation.

Experience

Spearhead Spirits
Founder
January 2019 - Present (5 years 9 months)
London, England Metropolitan Area

Spearhead Spirits is a pioneering African FMCG portfolio, specializing in
alcohol beverages.
Globally launched multi-product portfolio across 20 countries with multi million
dollar turnover.
Successful Raised $4.25M from US VC.
Responsible for research, manufacturing, branding, design, route to market,
logistics and growth.
Recently won Food and Wine drink innovators of the year.

Commerzbank AG
Clearing Broker
July 2014 - August 2020 (6 years 2 months)
London, United Kingdom

Part of a small team responsible for building and developing Commerzbank's
OTC derivative clearing service from inception into a £18 million per annum
business.
Project management: set up of Derivatives clearing business; management of
various stakeholders (Legal, Finance, Ops, IT, Credit Risk, etc); preparation
of marketing materials and on-boarding manuals; working on drafting OTC
clearing legal agreements with Legal; update of internal processes/procedures;
business analysis on system's enhancements.

Nomura
Client Soutions
July 2013 - June 2014 (1 year)

London, United Kingdom

Interest Rate Swap trading and clearing.

Interperformances Inc
Sports Agent
January 2008 - 2012 (4 years)
London, United Kingdom

Sports agent. NBA and FIBA.

Education

University of Leeds
Bachelor of Arts (B.A.), Business Administration and Management, General · (2002 - 2005)

Davidson College
Bachelor's degree, Economics · (2001 - 2002)

Chartered Institute of Insurance
Dip PFS - Member of the Chartered Institute of Insurers · (2013)

The Chartered Institute of Management Accountants
CIMA · (2009)